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                                                                    EXHIBIT 99.2
                                                           [English Translation]


RESOLUTION OF BOARD OF DIRECTORS ON CONVENING AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS ON GRANTING THE STOCK OPTION RIGHTS

1.   Grantees   A total of 1,451 persons

2.   Method of Granting
                - Method of granting shall be resolved by the Company among issue of new shares, transfer of treasury stock or the compensation of difference at the time of exercising the rights.

3.   Exercise Period
                - From December 17, 2006 to December 16, 2011

4.   Type and Number of Shares to Be Delivered
                - A total of 19,772,890 registered common shares

5.   Current Status of Stock Option Rights
                - Number of shares that were granted : 1,721,153 shares
                - Number of shares to be granted this time : 19,772,890 shares
                - Total : 21,494,043 shares

6.   Scheduled Date of the Extraordinary Shareholders' Meeting
                - December 16, 2004

7.   Date of Board of Directors' Resolution : - October 29, 2004
                - Outside director : 5 of 6 were present
                - Audit Committee members who are not outside directors : none

8.   Others
- Exercise Price : The market price evaluated in accordance with Article 84-9 of the Securities and Exchange Act Enforcement Decree as of the resolution date of the general meeting of shareholders. (Par value in case such market price is below par value.)

- Adjustment of Exercise Price : In case of capital increase, stock dividend, conversion of reserve into capital, conversion of convertible bonds, capital increase through the exercise of preemptive rights, stock split or consolidation of shares, or the occurrence of merger, the exercise price shall be adjusted and details thereof shall be resolved by the Board of Directors.

- Exercise Period :
o Grantees shall be entitled to exercise the amount of up to 60% of their respective stock option rights after 2 years from the granting date and up to additional 40% after 3 years from the granting date. The outside directors in office as of the granting date are entitled to exercise 100% of the stock option right after 2 years from the granting date.

o However, in the event of death, ordinary retirement, the involuntary termination of employment contracts, reorganization, change of control, or any other events provided for under

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the stock option agreements, the Representative Director, CCO, COO, CTO, CSO,
CFO and CMO as of the granting date shall be vested with 100% of their respective granted stock option rights and be entitled to exercise the respective unexercised stock option rights upon the occurrence of such an event to the extent permitted by the relevant Korean laws regulations.

- The procedures for the exercise of a stock option right and the special treatment applicable to death, ordinary retirement, etc. shall be subject to the relevant Korean laws and regulations, and the company's internal regulations.

- The Representative Director shall be authorized to finalize and execute stock option agreements in accordance with the above and the relevant Korean laws and regulations.